

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

<u>Via U.S. Mail</u>

Mr. YuLu Bai
Chief Executive Officer
Phoenix Energy Resource Corporation
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People's Republic of China

>   **Re: Phoenix Energy Resource Corporation**
>   **Form 8-K**
>   **Filed November 5, 2010**
>   **File No. 000-52843**

Dear Mr. YuLu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

1. How do you maintain your books and records and prepare your financial statements?

2. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

3. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

4. What is the background of the people involved in your financial reporting?

5. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

6. If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

7. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

8. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Description of Business, page 2

9. Please disclose in what geographic regions your products are sold.

General

10. We note that on page 13 of your disclosure you state that your products are subjected to regular government testing, inspection and approval requirements that determine whether your products can be sold on the market. Please disclose what type of government testing, inspections and approval requirements you must meet to continue to bring your products to market. Additionally, please discuss any past failures to meet these government standards, and how these issues may be resolved when they arise including how long it may take to resume bringing your products to market.

11. We note on page 13 that you discuss how your business is subject to a variety of laws, regulations and licensing requirements of national and local authorities in China. Please provide a more detailed discussion of the regulatory environment of your business. Specifically, discuss the licenses or permits required from the PRC central government and the Guizhou province, including the kinds of permits required, renewal frequency and current status of your required licenses.

12. On page four you state that as a result of floods in 1998 and the lack of ancient forests in China government imposed policy has heavily restricted deforestation activities. Your risk factor disclosure also highlights substantial costs and limitations on your operations as a result of various government environmental regulations. Please provide additional information about the cost and compliance with environmental laws, or other impact on your business. Please refer to Item 101(h)(4)(xi) of Regulation S-K.

13. We note your disclosure on page nine under Employees that 36 of your 228 total employees are designated under the function heading of "Securit[y]." Please discuss your security needs, including underlying factors, whether this is comparable to competitors and any relationship between the need for security staff to the location of your manufacturing and business operations.

14. We note your disclosure on page nine that you employ three people in Housing Management. We also note your reference to dormitories on page 32 under Properties. Please discuss what housing you provide to employees, including what housing facilities you provide, how many employees use this housing, and why you provide dormitories to your employees.

Business Overview, page 2

15. Please disclose the basis for your expectation that you will enter into agreements with large home supply stores to market your products.

16. Please balance the disclosure of your revenues from the 2009 fiscal year and the six months ended June 30, 2010 by disclosing your net income for those periods and any particular events that led to the increase in revenues.

Our Corporate History and Background, page 2

Reverse Acquisition of Bingwu Factory, page 3

17. Please disclose and quantify the value of any consideration or other benefits received or retained by any officer, director or promoter of Phoenix Energy, or their affiliates, in connection with the acquisition of Bingwu Forestry.

Assumption and Conversion of Outstanding Notes and Warrants, page 3

18. Please disclose when Bingwu Forestry entered into the convertible note agreements and whether the notes were held by affiliates of Bingwu Forestry or the company.

Our Industry, page 4

19. We note your reference to two Chinese language internet sources discussing the Chinese flooring industry. Please provide us with English translations of these materials.

Fiber Boards, page 5

20. You state that you believe your Silvan Touch brand is one of the top flooring brands in Guizhou province and among the top three brands in Southwestern China. Please disclose the basis for your belief that Silvan Touch brand is a top flooring brand in these regions. Provide a quantitative discussion of your relative market share in each market. Additionally, please disclose and quantify any other criteria you used to determine brand leadership, such as sales or customer feedback of brand perception.

Production, page 6

21. You state that you "often" measure your products using the international standards (ISO) instead of Chinese governmental standard. Please discuss how often you apply the ISO to your products, including the percentage of product tested, certain product lines tested, or random selection quality control testing.

22. To provide context, please explain the GB 13271-2001 emission standard requirements. Also explain the "abnormal operation conditions" and their relation with the GB 13271-2001 emission standard.

Raw Materials and Suppliers, page 6

23. We note that you self-supply raw materials from 2,250 hectares of eucalyptus forest. Please revise to clarify what your approved land use rights are, your ability to enforce rights to this land and the duration of your rights to use this land. Specifically, we note your discussion on page 32 of pending approval of your formal land rights. Please revise this section to reflect the pending status of your land use rights.

Competition, page 8

24. You state that a key competitive advantage for your company is your access to regenerative forests. Please provide a discussion about regenerative forests and how they are important to your business plan, especially in relation to your holdings of 2,250 hectares of eucalyptus forest and Chinese government regulation of forestry.

Government Regulations, page 10

25. Please specifically discuss how your PRC operating subsidiaries are foreign invested enterprises (FIEs) and explain what this means. Discuss the special laws and regulations that apply to FIEs and, if applicable, wholly foreign owned entities. With respect to each regulation, please clearly state how such regulation impacts your business.

26. Disclose whether you and your officers, directors and shareholders are in compliance with the laws and regulations that apply to FIEs. To the extent that you are not in compliance, disclose the non-compliance and quantify any fines and penalties that may result from non-compliance.

27. Please discuss the regulations and risks that you disclose on page 19 regarding the acquisition of Aosen Forestry and "round-trip investments." Disclose whether you believe that you have met all the requirements for the acquisition to be legal and whether you have obtained a legal opinion supporting your belief. Disclose the impact on the company if it is found that the Aosen acquisition constitutes a round-trip investment without the appropriate approval. In light of the significance of the application of the round-trip rules to the Aosen acquisition, please highlight this issue at the beginning of the Business section. In addition, disclose what consideration you have given to filing the option agreement as an exhibit. Provide us with a copy of the option agreement and an English transaction thereof with your response letter.

Foreign Currency Exchange, page 11

28. We note that under existing PRC foreign currency exchange regulations, prior approval
from SAFE is required to convert Renminbi into foreign currency and remit it outside of
China to pay capital account items, while such approval is not required for the payment
of current account items. Please expand your disclosure here and in your Liquidity
section to clearly describe the restrictions on your ability to use the revenues from your
PRC operating subsidiaries outside of the PRC. For example, disclose whether revenues
generated in the PRC can be used (either with or without regulatory approval), to:

- pay dividends to shareholders outside of the PRC;
- pay off debt generated outside of the PRC;
- pay employees located outside of the PRC in currency other than the
  Renminbi; or
- pay for capital expenditures outside of the PRC in currency other than the
  Renminbi.

In addition, if either PRC subsidiary liquidates, please indicate whether the proceeds from
the liquidation of the assets could be used outside of the PRC or be given to investors
who are not PRC nationals.

Dividend Distributions, page 11

29. Per page 10, we note that Aosen Forestry and Silvan Flooring are considered FIEs.
Please tell us why parent only financial statements under Rules 5-04 and 12-04 of
Regulation S-X are not required to be provided.

Item 2. Financial Information

Management's Discussion and Analysis…, page 22

General

30. You state on page 32 that land use rights can be obtained from the government, but that
you have not yet received the formal land use rights to your corporate headquarters. You
also state that you expect to receive the formal land use rights by the end of 2010. Please
discuss in this section the basis for your belief that you will receive the formal land use
rights by the end of 2010. Disclose when you sought approval and how long you have
used the land without formal land use rights. Additionally, please discuss what impact a
failure to receive these rights may have on your business, and any remedies or appeals
processes available should you be denied formal land rights initially.

Overview, page 22

31. We note the discussion of your planned increased production capacity related to the completion of a new manufacturing facility by mid-2012. Please revise your disclosure to discuss your basis for believing that this facility will be completed by mid-2012. Also disclose whether you have obtained formal land use rights for the manufacturing facility.

Recent Developments, page 23

32. You state that at the time of the reverse acquisition, Bingwu Forestry had two outstanding non-interest bearing convertible notes in the aggregate principal amount of $4,800,000. Please disclose how you have accounted for these notes in your financial statements. If these notes are included in due to related party, please provide expanded disclosure in your financial statements stating the all the terms of the loans including the conversion options. Refer to your basis in accounting literature.

Comparison of years Ended December 31, 2009 and December 31, 2008, page 25

Revenues, page 25

33. We note that sale of your laminate flooring and fiber board products accounting for approximately 12% and 88% of your sales revenues, respectively, during the 2009 fiscal year, as compared to nil and 100%, respectively, in 2008. Please discuss the change in revenue source in terms of sales price, cost of production, customers, and sales trends regarding laminate flooring versus fiber board products. Additionally, discuss how this trend in revenue distribution may impact your liquidity or need for capital expenditures.

Cost of sales, page 26

34. We note that your cost of sales decreased $1.4 million in the fiscal year ended December 31, 2009 from the same period in 2008 as a result lower production and sales levels at your Silvan Flooring subsidiary. Please discuss the sources or factors underlying this revenue change.

Liquidity and Capital Resources, page 26

35. Please quantify and disclose the material terms of the loans that Mr. YuLu has made to the company. Disclose why the company has obtained the loans, the extent to which the company has relied on the loans to meet its liquidity and capital resources, when the company intends to repay the loans, and the extent to which the company intends to obtain loans from Mr. YuLu in the future.

Seasonality, page 28

36. You state that your business may become subject to seasonal variations as a result of new market opportunities or new product introduction. Please tell us more specifically what market opportunities or new product introduction may impact seasonality of your business.

Properties, page 32

37. Please clarify whether you have formal land use rights for the 2,250 hectares of forestry in Guizhou Province and for the 3,723 square meters of office space.

38. Please clarify what rights, including land use rights, GST has in your eight flag shop stores. On page 7, you disclose that GST owns and controls the store; on page 32, you disclose that GST operates the stores and leases the space. Furthermore, explain why these are flag ship stores if you do not lease the space.

Summary of Significant Accounting Policies

1. Business Organization, page I-1

39. We note that "[o]n May 18, 2010, CBF entered into an Equity Ownership Transfer Agreement (the "Transfer Agreement") with the existing stockholders of Qianxinan Aosen Forestry Co., Limited ("QAF") to acquire 100% equity interest of QAF for $2,488,471. This acquisition was accounted for as a reverse merger with CBF, being the legal acquirer. The accounting treatment for this transaction is essentially recapitalization of QAF with CBF's common stock." In this regard, if CBF paid $2,488,471 in cash for 100% equity interest in QAF it is not clear to us why you believe this should be accounted for as a reverse merger. Please advise us, referring to your basis in accounting literature.

2.3 Business of Presentation, page I-2

40. If true, disclose that the unaudited interim financial statements reflect all adjustments, in the opinion of management, that are normal recurring in nature. Otherwise, describe in detail the nature and amount of any adjustments other than normal recurring in nature.

2.4 Basis of Consolidation, page I-3

41. We note your statement that "For reporting purposes, the Company has assumed that the existing stockholders of QAF exercised their options immediately and thus CBF and QAF were effectively under same control of the existing stockholders of QAF when CBF acquired QAF. The acquisition transaction between CBF and QAF are accounted for as a

reserve merger." In this regard please tell us the following and refer to your basis in the accounting literature:

- the nature of the options that you assumed were exercised immediately;
- how you accounted for these options;
- how the exercise of the options would result in reverse merger accounting; and
- how your statement relates to your previous statement on page I-1 where you discuss that CBF entered into an Equity Ownership Transfer Agreement with the existing stockholders of QAF to acquire 100% equity interest of QAF for $2,488,471.

2.8 Revenue Recognition, page I-4

42. We note on page 14 that you rely on distributors for the vast majority of your sales. Please expand you revenue recognition policy to discuss in detail when you recognize revenue with regards to your distributors. For example, do you recognize revenue upon initial sale to the distributor or the sale to the end user? What is the return policy with regards to the distributor and the end user? Your response should be specific and refer to your basis in accounting literature.

2.14 Accounts Receivable, page I-5

43. We note your disclosure that "terms of the sales vary." Please specify in your revenue recognition policy each type of term of sale and how you account for it.

2.16 Property and Equipment, page I-5

44. Please tell us and disclose the amount and type of plant and machinery that is depreciated for more than 10 years. Tell us why you believe the depreciation period is appropriate. Refer to your basis in accounting literature.

2.22 Product Warranties, page I-7

45. Since you provide a warranty for 2 years for products, tell us why you have not reserved for the product warranty. Please tell us your history of past warranty obligations paid.

21. Subsequent Events, page I-19

46. We note that "[o]n May 17, 2010, PNXE's Chairman and Chief Executive Officer, Mr. YuLu Bai, entered into an option agreement with CBF and Ms. Ren Ping Tu, our controlling stockholder, pursuant to which Mr. YuLu Bai was granted an option to acquire 20,500,000 shares PNXE's common stock currently owned by Ms. Tu for an aggregate exercise price of $2,500,000. Mr. YuLu may exercise this option, in whole but not in part, during the period commencing on the 365th day following of the date of the option agreement and ending on the second anniversary of the date thereof contemplated

by the Share Exchange Agreement., which effected a reverse acquisition of the Company." Please tell and disclose if this option was actually exercised and why you believe it effected a reverse acquisition. Refer to your basis in accounting literature.

16. Common Stock, page F-21

47. It appears that you issued 3,791,740 shares of $1 each at par value out of additional paid in capital. Tell us the details of this transaction. Refer to your basis in accounting literature.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2009

48. Please delete this pro forma balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551- 3828 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Phoenix Energy Resource Corporation
     1001 Bayhill Drive
     2nd Floor, Suite 200
     San Bruno, CA 94066

     Via facsimile to (202) 354-4848
        Dawn Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP